Via Facsimile and U.S. Mail
Mail Stop 6010

October 24, 2006

Mr. Harry S. Palmin
President and CEO
Novelos Therapeutics, Inc.
One Gateway Center, Suite 504
Newton, MA 02458

> **Re:** **Novelos Therapeutics, Inc.**
> **Item 4.02(a) Form 8-K filed October 24, 2006**
> **File No. 333-119366**

Dear Mr. Palmin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.02 (a) Form 8-K filed October 24, 2006

1.   Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-B, the adequacy of your previous assertions in your September 30, 2005 Form 10-QSB and December 31, 2005 Form 10-KSB regarding your disclosure controls and procedures, particularly in light of the restatement issue that you have described in this 8-K.

2.   Please also provide us with an estimated time-frame as to when you intend to file the Form 10-QSB/A for the period ended September 30, 2005 and the Form 10-KSB/A for the year ended December 31, 2005.

* * * *

Please provide us the information requested within 5 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 5-day period. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3657.

Sincerely,

Amy C. Bruckner
Staff Accountant